Tel Aviv, December 2, 2004 To: PowerDsine Ltd. 1 Hanagar Street Neve Ne’eman Industrial Zone Hod Hasharon, Israel 45421
Re:	Section 102 Stock Option Plan, 2003 Israeli Share Option Plan and Stock Option Plan (Incentive and Restricted Stock Options)

Ladies and Gentlemen:

At your request, we have examined the Registration Statement on Form S-8 to be filed with the Securities and Exchange Commission (the “SEC”) in connection with the registration under the Securities Act of 1933, as amended, of an aggregate of Four Million Two Hundred and Ninety Eight Thousand Eight Hundred and Nine (4,298,809) ordinary shares, par value NIS 0.01 per share (the “Ordinary Shares”), which will be issuable under Section 102 Stock Option Plan, 2003 Israeli Share Option Plan and Stock Option Plan (Incentive and Restricted Stock Options) (collectively the “Plans”).

As your counsel in connection with the Registration Statement, we have examined the proceedings taken by you in connection with the adoption of the Plans and the authorization of the issuance of the Ordinary Shares under the Plans (the “Plan Shares”), and such documents, as we have deemed necessary to render this opinion. For the purpose of the opinion rendered below, we have assumed that in connection with the issuance of shares under the Plans, the Company will receive consideration in an amount not less than the aggregate par value of the Plan Shares covered by each such issuance.

Based upon and subject to the foregoing, it is our opinion that the Plan Shares, when issued and outstanding pursuant to the terms of the Plans, will be validly issued, fully paid and nonassessable Ordinary Shares.

We consent to the use of this opinion as an exhibit to the Registration Statement.

                              Very truly yours,

                              /s/ Gross, Kleinhendler, Hodak, Halevy, Greenberg & Co.